                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             TRANSMEDIA NETWORK INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                         (Title of Class of Securities)

                                    893767103
                                 (CUSIP Number)

                                SUSAN OBUCHOWSKI
                        EQUITY GROUP INVESTMENTS, L.L.C.
                      TWO NORTH RIVERSIDE PLAZA, SUITE 600
                             CHICAGO, ILLINOIS 60606
                                 (312) 454-0100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 7, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

                                  SCHEDULE 13D

CUSIP NO. 893767103                                           PAGE 2 OF 5 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    EGI-Transmedia Investors, L.L.C.
    FEIN#: 36-4192415
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,697,449*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    476,647
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,444,541
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,697,449*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

                                  SCHEDULE 13D

CUSIP NO. 893767103                                           PAGE 2 OF 5 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Samstock, L.L.C.
    FEIN: 36-4156890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,697,449*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,776,261
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,444,541
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,697,449*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

                                  SCHEDULE 13D

CUSIP NO. 893767103
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Halmostook Limited Partnership
    FEIN#: 830319692
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     Wyoming
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,697,449*
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    604,532
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,697,449*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Represents the number of shares which are beneficially owned by all members of the group, in the aggregate, and which are subject to voting arrangements set forth more fully in Items 3 and 4 below. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all of such shares.

     This Amendment No. 2 to Schedule 13D relates to the common stock, par value $.02 per share ("Common Stock"), of Transmedia Network Inc. (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 2. IDENTITY AND BACKGROUND

     (a-c) This Statement is being filed by the following beneficial owners of Common Stock: EGI-Transmedia Investors, L.L.C., a Delaware limited liability company ("TMI"), Samstock, L.L.C., a Delaware limited liability company ("Samstock"), and Halmostock Limited Partnership, a Wyoming limited partnership ("Halmostock"). (TMI, Samstock and Halmostock are referred to herein, individually, as a "Stockholder" and, collectively, as the "Stockholders.") The sole managing member of TMI is Samstock. The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). The general partner of Halmostock is Halmos Investments-Western, Inc., a Wyoming corporation ("HIW"). Additional information concerning SZI, ZGP and HIW is set forth in Appendix A hereto.

     The principal business of TMI is investment in the securities of the Issuer. The principal business of Samstock, SZI and ZGP is general investments. The business address of TMI, Samstock, SZI and ZGP is Two North Riverside Plaza, Chicago, Illinois, 60606. The principal business of Halmostock is investment in the securities of the Issuer and the principal business of HIW is general investments. The business address of Halmostock and HIW is 21 W. Las Olas Boulevard, Fort Lauderdale, Florida, 33301.

     (d) and (e) Neither the Stockholders nor, to the best knowledge of the Stockholders, any of SZI, ZGP or HIW, or any of the persons listed in Appendix A hereto, have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a Stock Purchase and Sale Agreement dated as of November 6, 1997 among TMI, Samstock and the Issuer (the "Stock Purchase Agreement"), TMI and Samstock agreed to acquire in the aggregate (i) 2,500,000 newly issued shares of Common Stock (the "Shares") and (ii) warrants to purchase an additional 1,200,000 shares of Common Stock (the "Warrant Shares"), subject to the satisfaction of certain conditions precedent. The Stock Purchase Agreement was attached as Exhibit 1 to the original Schedule 13D and is incorporated herein by reference.

     Pursuant to an Assignment Agreement dated as of March 3, 1998 (the "Initial Investment Closing Date") among the Stockholders and the Issuer (the "Assignment Agreement"), effective contemporaneously with the closing under the Stock Purchase Agreement, TMI and Samstock assigned to Halmostock the right to acquire 352,941 of the Shares and 169,412 of the Warrant Shares. The Assignment Agreement was attached as Exhibit 2 to Amendment Number 1 to Schedule 13D and is incorporated herein by reference. In addition, Halmostock is the beneficial owner of 92,000 shares of Common Stock, which 92,000 shares were contributed to Halmostock by Steven J. Halmos prior to the Initial Investment Closing Date.

     On the Initial Investment Closing Date, TMI acquired 322,059 of the Shares and 154,588 of the Warrant Shares and Samstock acquired 1,825,000 of the Shares and 876,000 of the Warrant Shares, for a total aggregate consideration of $9,125,000.75, the source of which was capital contributions to TMI and Samstock by the members of TMI and Samstock, respectively. In addition, on the Initial Investment Closing Date, Halmostock acquired 352,941 Shares and 169,412 Warrant Shares for a total aggregate consideration of $1,499,999.25 paid to the Issuer, the source of which was a loan of $1,534,999.25 from an affiliate of Halmostock, which affiliate is a Wyoming limited partnership the general partner of which is HIW. The loan was made pursuant to a note dated March 2, 1998, is payable on demand, and bears interest at a rate of 8% per annum. The acquisition of the Shares and Warrant Shares by TMI, Samstock and Halmostock described in this paragraph are referred to herein collectively as the "Initial Investment."

     Effective as of the Initial Investment Closing Date, immediately after the closing of the Initial Investment, Samstock sold to Robert M. Steiner, as trustee under the declaration of trust dated March 9, 1983, as amended, establishing the Robert M. Steiner Revocable Trust ("Steiner Trust"), 40,364 of the Shares and 19,375 of the Warrant Shares for a purchase price in cash in the amount of $171,547.00, and Halmostock sold to the Steiner Trust 6,636 of the Shares and 3,185 of the Warrant Shares, for a purchase price in cash of $28,203.00.

     In connection with the Initial Investment, TMI, Samstock, the Issuer, Melvin Chasen and Iris Chasen (Melvin Chasen and Iris Chasen being referred to herein, together, as the "Chasens") have also entered into an Amended and Restated Agreement Among Stockholders dated as of March 3, 1998 (the "Amended Agreement Among Stockholders"), which amends, restates and supersedes an Agreement Among Stockholders dated as of November 6, 1997 among the same parties. Pursuant to the Amended Agreement Among Stockholders, TMI and
Samstock acquired the sole power to vote or to direct the vote of all of the shares of Common Stock held by the Chasens (the "Chasen Shares"), whether now owned or hereafter acquired, subject to certain limitations in the Investment Agreement described below. There are currently 840,009 Chasen Shares issued and outstanding known to the Reporting Persons, representing 6.3% of the issued and outstanding Common Stock.

     The Amended Agreement Among Stockholders also provides that, subject to certain limitations, TMI and Samstock have a right of first refusal on all sales of the Chasen Shares, and the Chasen Shares are subject to "co-sale" and "drag along" provisions if TMI and Samstock sell any shares they may own. On September 7, 1999, Samstock exercised its right of first refusal on a portion of the Chasen Shares, thereby acquiring from the Chasens 135,000 of the Chasen Shares for an aggregate purchase price of $472,500 in cash, the source of which was Samstock's working capital.

     The Amended Agreement Among Stockholders will terminate if Stockholders and their affiliates (the "Stockholder Group") cease to own in the aggregate at least 5% of the Issuer's Common Stock (or other securities of the Issuer entitled to vote generally for the election of directors or securities convertible into or exchangeable for Common Stock or such voting securities or other options or rights to acquire Common Stock or such voting securities) (collectively, the "Voting Securities"). The Amended Agreement Among Stockholders was attached as Exhibit 3 to Amendment Number 1 to Schedule 13D and is incorporated herein by reference.

     Also in connection with the Initial Investment, the Stockholders and the Issuer have entered into a Stockholders' Agreement dated as of March 3, 1998 (the "Stockholders Agreement"), pursuant to which TMI and Samstock acquired the sole power to vote or to direct the vote of all of the shares of Common Stock held by Halmostock (the "Halmostock Shares"), whether now owned or hereafter acquired, subject to certain limitations in the Investment Agreement described below. There are currently 438,305 Halmostock Shares issued and outstanding, representing 3.3% of the issued and outstanding Common Stock. In addition, Halmostock owns warrants in respect of the 166,227 Warrant Shares which, together with the 438,305 issued and outstanding Halmostock Shares, represent 4.5% of the Common Stock, including the 166,227 Warrant Shares.

     Like the Amended Agreement Among Stockholders, the Stockholders Agreement also provides that, subject to certain limitations, TMI and Samstock have a right of first refusal on all sales of the Halmostock Shares, and the Halmostock Shares are subject to "co-sale" and "drag along" provisions if TMI and Samstock sell any shares they may own. The Stockholders Agreement will terminate if the Stockholder Group ceases to own in the aggregate at least 5% of the Issuer's Voting Securities. The Stockholders Agreement was attached as Exhibit 4 to Amendment Number 1 to Schedule 13D and is incorporated herein by reference.

     The summary contained in this Statement of certain provisions of each of the Stock Purchase Agreement, the Assignment Agreement, the Amended Agreement Among Stockholders and the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, the Assignment Agreement, the Amended Agreement Among Stockholders and the Stockholders Agreement, each of which was attached as an exhibit to the original
Schedule 13D or Amendment Number 1 to Schedule 13D and is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

     The Stockholders' acquisition of the Shares and the Warrant Shares and Samstock's acquisition of 135,000 of the Chasen Shares, and TMI's and Samstock's acquisition of the sole power to vote or to direct the vote of the Chasen Shares and the Halmostock Shares, were effected for the purpose of investing in the Issuer.

     The purchase price upon exercise of the warrants in respect of the Warrant Shares is equal to a specified price (the "Exercise Price") multiplied by the number of shares of Common Stock that TMI, Samstock, or Halmostock, as the case may be, is then purchasing upon exercise of the warrants. The Exercise Price is $6.00 per share for one third of the Warrant Shares purchased, $7.00 per share for another third of the Warrant Shares, and $8.00 per share for the final third of the Warrant Shares. The warrants may be exercised at any time and will expire on the fifth anniversary of the date of the Initial Investment Closing Date.

     In June 1999, the Issuer entered into a $10 million loan agreement (the "GAMI Loan Agreement") with GAMI Investments, Inc. ("GAMI"), an affiliate of Samstock. The Issuer drew down the entire $10 million principal amount available under the GAMI Loan Agreement on June 30, 1999 (the "GAMI Loan"). The GAMI Loan Agreement obligates the Issuer to conduct a $10,000,000 rights offering (the "Rights Offering") for shares of a newly created series of convertible preferred stock (the "Series A Preferred Stock") described in the Issuer's preliminary proxy statement filed with the Securities Exchange Commission on August 10, 1999. The GAMI Loan Agreement is attached hereto as Exhibit 6 and is incorporated herein by reference. The summary contained in this Statement of certain provisions of the GAMI Loan Agreement is not intended to be complete and is qualified in its entirety by reference to the GAMI Loan Agreement attached as an exhibit hereto and incorporated herein by reference.

     In connection with the Rights Offering, Samstock and the Issuer have entered into a Standby Purchase Agreement dated as of June 30, 1999 (the "Standby Purchase Agreement"), whereby Samstock has agreed to act as a standby purchaser to ensure that $10 million in proceeds are raised in the Rights Offering. The Issuer is required to use all proceeds of the Rights Offering to repay the outstanding principal amount of the GAMI Loan. Under the Standby Purchase Agreement, Samstock is obligated to exercise its basic subscription privilege in full and to purchase, at the subscription price, all shares of Series A Preferred Stock offered pursuant to the Rights Offering which are not subscribed for by other stockholders (including pursuant to any overscription privilege). The obligation of Samstock under the Standby Purchase Agreement is subject to various conditions, including (1) approval by the Issuer's stockholders of Proposals 1 and 2 set forth in the Preliminary Proxy Statement,
(2) the expiration or termination of any required waiting period applicable to the transactions contemplated by the Standby Purchase Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and (3) the accuracy and completeness of the Issuer's representations and warranties contained in the Standby Purchase Agreement, among others. The Standby Purchase Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

     In consideration of Samstock's commitment under the Standby Purchase Agreement and of the provision of the GAMI Loan by GAMI, the Issuer has agreed to issue to Samstock, at the closing of the transactions contemplated by the Standby Purchase Agreement, a non-transferable five-year warrant (the "Rights Offering Warrant") to purchase 1,000,000 shares of the Issuer's common stock (the "Rights Offering Warrant Shares"). A copy of the form of the Rights Offering Warrant is attached as an exhibit to the Standby Purchase Agreement, which is attached as an exhibit hereto. The exercise price per share of the Rights Offering Warrant will be equal to the average of the closing prices of the common stock for the 20 trading days preceding the closing of the Rights Offering. The summary contained in this Statement of certain provisions of the Standby Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the Standby Purchase Agreement attached as an exhibit hereto and incorporated herein by reference.

     In connection with the Initial Investment, the Stockholders and the Issuer entered into an Amended and Restated Investment Agreement dated as of March 3, 1998 (the "First Amended Investment Agreement"), which amended, restated and superseded an Investment Agreement dated as of November 6, 1997 among TMI, Samstock and the Issuer. The Steiner Trust joined the First Amended Investment Agreement only for purposes of Section 5 thereof in connection with its purchase of a portion of the Samstock Shares and Halmostock Shares described above. In connection with the GAMI Loan and the Standby Purchase Agreement, the Stockholders (other than Halmostock), the Issuer, and for purposes of Section 5 thereof only, the Steiner Trust, entered into a Second Amended and Restated Investment Agreement dated as of June 30, 1999 (the "Second Amended Investment Agreement"), which amends, restates and supersedes the First Amended Investment Agreement, only with respect to the rights and obligations of each of the parties to the First Amended Investment Agreement other than Halmostock.
The First Amended and Restated Investment Agreement continues in full force and effect with respect to the rights and obligations of Halmostock thereunder vis a vis each of the other Stockholders and the Issuer. The Second Amended

Investment Agreement contains agreements as to certain aspects of the relationship among the Stockholders other than Halmostock and the Issuer. The Second Amended Investment Agreement is attached hereto as Exhibit 8 and is incorporated herein by reference. The First Amended Investment Agreement and the Second Amended Investment Agreement read together are collectively referred to herein as the "Investment Agreement."

     Pursuant to the Amended Investment Agreement, the Stockholders agreed that the members of the Stockholder Group will not take any of the following actions (collectively, the "Standstill Provisions") prior to the fifth anniversary of the Initial Investment Closing Date, without the approval of a majority of the Issuer's disinterested directors, subject to specified limited exceptions: (a) increase their ownership of Voting Securities beyond the combined voting power of all Voting Securities represented by the Shares, the Warrant Shares, the Series A Preferred Stock or the Rights Offering Warrant Shares or subject to the Amended Agreement Among Stockholders or Stockholders Agreement; provided, however, that the foregoing limitation shall not prohibit the purchase of Voting Securities directly from the Issuer pursuant to exercise of the warrants and any rights, oversubscription rights or standby purchase obligations in connection with rights offerings by the Issuer or exercise of any stock options granted by the Issuer; (b) solicit proxies, assist any other person in the solicitation of proxies, become a "participant" in a "solicitation" or assist any such "participant" (as such terms are defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to the recommendation of a majority of disinterested directors, or submit any proposal for the vote of Issuer's stockholders; (c) form, join or participate in any other way in a partnership, pooling agreement, syndicate, voting trust or other "group", or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Issuer; provided, however, that the members of the Stockholder Group may engage in any of such activities among themselves and with any stockholder of the Issuer who is a party to the Amended Agreement Among Stockholders or the Stockholders Agreement; (d) engage in certain specified takeover actions or take any other actions, alone or in concert with any other person, to seek control of the Issuer; or (e) take any action to seek to circumvent any of the foregoing limitations.

     Pursuant to the Investment Agreement, at all times prior to the fifth anniversary of the date of the Initial Investment Closing Date, Samstock is entitled to designate two representatives, reasonably acceptable to the independent directors of the Issuer, to serve on the Board of Directors of the Issuer (the "Board") as long as the Stockholders together beneficially own at least 15% of the combined voting power of the Issuer's Voting Securities (including, for these purposes, the Warrant Shares and the Rights Offering Warrant Shares issuable upon exercise of the warrants until such time as the warrants expire) and, in the event that the Stockholders together beneficially own less than 15%, but at least 5%, of the combined voting power of the Issuer's Voting Securities, Samstock shall be entitled to designate one representative, reasonably acceptable to the independent directors of the Issuer, to serve on the Issuer's Board. The Issuer agreed that it will not increase the size of the Board beyond seven members as long as Samstock is entitled to designate one or two Board representatives, except in furtherance of the exercise by Samstock of its rights under the Investment Agreement, and further agreed that, notwithstanding the agreements contained in the Amended Agreement Among Stockholders, the chief executive officer of the Issuer shall not count as a designee of Samstock.

     Pursuant to the Investment Agreement, in addition to any other rights to designate directors of the Issuer thereunder, in the event Samstock, pursuant to the Standby Purchase Agreement, purchases more than 25% of the total number of shares of Series A Preferred Stock issued by the Issuer in the Rights Offering (exclusive of those shares of Series A Preferred Stock purchased by Samstock pursuant to its basic subscription privilege or its obligation to purchase shares of Series A Preferred Stock not purchased by TMI or TMI's members pursuant to its or their basic subscription privileges), Samstock shall have the right to designate one additional director of the Issuer, which individual may be designated in Samstock's sole discretion without obtaining the acceptance or approval of the Issuer's disinterested directors or any other person or entity, to serve for a period of three years or, if earlier, until the time when the Stockholders together beneficially own less than 15% of the combined voting power of the Issuer's Voting Securities.

     Pursuant to the Investment Agreement, in addition to any other rights to designate directors of the Issuer thereunder, upon the occurrence of any Event of Default (as defined in the GAMI Loan Agreement), and at any time thereafter during the continuance thereof, Samstock shall have the right to designate such additional number of directors of the Issuer (which individuals may be designated in Samstock's sole discretion without obtaining the acceptance or approval of the Issuer's disinterested directors or any other person or entity), and the Issuer shall take all necessary or appropriate action to increase the number of directors constituting the Issuer's Board of Directors and/or use its reasonable best efforts to obtain resignations of individuals then serving as directors (other than directors designated by Samstock), and assist in the nomination and election as directors such additional designees of Samstock, such that, after taking such actions into account, the number of individuals designated by Samstock under the Investment Agreement serving as directors of the Issuer shall constitute at least a majority of the total number of the Issuer's directors.

     Pursuant to the Investment Agreement, automatically upon the occurrence of an Event of Default (as defined in the GAMI Loan Agreement) and the expiration of any and all cure periods, if any, applicable thereto, without further action or notice by any party, the Standstill Provisions shall lapse in their entirety and no longer be of any force or effect with respect to Samstock and TMI, but shall continue in full force with respect to Halmostock.

     Pursuant to the Investment Agreement, the Stockholders agreed that, except to the extent otherwise provided in the Investment Agreement, the Stockholders would vote their Voting Securities with respect to the election or removal of directors of the Issuer either (a) in accordance with the recommendations of a majority of the disinterested directors of the Issuer or (b) in the same proportions (including abstentions) as the holders of record of the Issuer's Voting Securities, other than those beneficially owned by the Stockholders, vote their securities; provided that the Stockholders may vote in favor of the election or retention of the one or two directors designated by Samstock as described in the preceding paragraph.

     Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to the Stockholders and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Common Stock. In particular, pursuant to such registration rights, the Issuer has prepared and filed with the SEC a shelf registration statement (including pledgees of any selling stockholder) with respect to all Shares and Warrant Shares and caused such shelf registration statement to become effective and has agreed to use its reasonable efforts keep such registration statement effective until such time as all Shares and Warrant Shares have been sold or otherwise disposed of. The purpose of such shelf registration is to facilitate the ability of each of TMI, Samstock and their affiliates to margin its stock and does not represent any present intention on behalf of any Stockholder to dispose of any Shares or Warrant Shares covered thereby.

     Pursuant to the Investment Agreement and subject to certain exceptions, the Issuer granted to Samstock and certain other parties certain shelf registration rights in connection with certain permitted sales of shares of Series A Preferred Stock and Common Stock. In particular, the Issuer agreed to prepare and file with the SEC a shelf registration statement (which shall include pledgees of any selling stockholder) with respect to the Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock and the Rights Offering Warrant Shares as soon as practicable after the closing of the Rights Offering, and to use its reasonable efforts to cause such shelf registration statement to become effective and keep such registration statement effective until such time as all Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock or the Rights Offering Warrant Shares have been sold or otherwise disposed of. The purpose of any such shelf registration put in effect pursuant to the Investment Agreement is to facilitate the ability of Samstock and its affiliates to margin its stock and does not represent any present intention on behalf of any Stockholder to dispose of any Series A Preferred Stock, Common Stock issuable upon conversion of the Series A Preferred Stock or the Rights Offering Warrant Shares to be covered thereby.

     The summary contained in this Statement of certain provisions of the Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the First Amended Investment Agreement and the Second Amended Investment Agreement attached as exhibits to Amendment Number 1 to
Schedule 13D or hereto and incorporated herein by reference.

     Each Stockholder intends to continue to review its investment in Common Stock and, subject to the limitations of the Investment Agreement described above, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or Series A Preferred Stock, or may determine to sell through the open market or otherwise.

     Except as stated above, none of the Stockholders has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) To the best knowledge of the Stockholders, there are 13,352,709 shares of Common Stock outstanding as of the date hereof. As of the date hereof, the aggregate 3,520,009 shares of Common Stock beneficially owned by the Stockholders represent approximately 26.4% of the Common Stock issued and outstanding and, together with the 1,177,440 Warrant Shares, represent 32.3% of the Common Stock, including the Warrant Shares. Such Common Stock and Warrants are held as follows:


                              ISSUED AND
HOLDER                    OUTSTANDING SHARES                      WARRANT SHARES
------                    ------------------                      --------------
Samstock                         1,919,636                              856,625
TMI                                322,059                              154,588
Halmostock                         438,305                              166,227
Chasens (1)                        840,009
                            --------------                        -------------
Total                            3,520,009                            1,177,440

--------------
 (1) As described in Item 3 above and as set forth more fully in this Item 5, TMI and Samstock have shared voting power and shared dispositive power in respect of the Chasen Shares.

     Pursuant to the Amended Agreement Among Stockholders, and subject to the limitations of the Investment Agreement, TMI and Samstock have the shared power to vote or to direct the vote of the 840,009 Chasen Shares beneficially owned by them. Pursuant to the Stockholders Agreement, and subject to the limitations of the Investment Agreement, TMI and Samstock have the shared power to vote or to direct the vote of the 604,532 Halmostock Shares beneficially owned by it. In addition, each of the Stockholders has agreed to vote its shares of Common Stock in accordance with certain provisions of the Investment Agreement.

     Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock, subject to the following limitations, which are described more fully in Item 3 above. Pursuant to the "drag along" provisions of the Amended Agreement Among Stockholders, TMI and Samstock have the shared power, together with the Chasens, to dispose of or to direct the disposition of the Chasen Shares. Similarly, pursuant to the "drag along" provisions of the Stockholders Agreement, TMI and Samstock have the shared power, together with Halmostock, to dispose of or to direct the disposition of the Halmostock Shares.

     For purposes of this Statement the Stockholders are being treated as a group which, in the aggregate, beneficially owns all of the shares of Common Stock listed above. This filing shall not be construed as an admission that any reporting person is the beneficial owner of all of such shares of Common Stock.

     At the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders, any of SZI, ZGP, HIW or any of the persons listed in Appendix A hereto owns any shares of Common Stock other than shares of Common Stock beneficially owned by the Stockholders, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act.

     (c) During the last sixty days, the only transaction in the Common Stock effected by the Stockholders, or to the best knowledge of the Stockholders, by SZI, ZGP or HIW or any of the persons listed in Appendix A hereto, was the acquisition on September 7, 1999, by Samstock of 135,000 Chasen Shares, as described in Item 3 hereof.

     (d) No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by such Stockholders, except for the Chasens, in the case of the Chasen Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


     Except for the matters described herein, no Stockholder or, to the best knowledge of the Stockholders, any of SZI, ZGP or HIW or any of the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1        -        Stock Purchase Agreement*
         Exhibit 2        -        Assignment Agreement*
         Exhibit 3        -        Amended Agreement Among Stockholders*
         Exhibit 4        -        Stockholders Agreement*
         Exhibit 5        -        First Amended Investment Agreement*
         Exhibit 6        -        GAMI Loan Agreement**
         Exhibit 7        -        Standby Purchase Agreement**
         Exhibit 8        -        Second Amended Investment Agreement**
         Exhibit 9        -        Power of Attorney dated February 26, 1998**

* Previously filed.
** Filed herewith.

APPENDIX A SCHEDULE 13D/A CUSIP NUMBER 893767103

SZ Investments, L.L.C., A Delaware Limited Liability Company: SZI's managing member is Zell General Partnership, Inc., and its non-managing members are Alphabet Partners and ZFT Partnership.

Zell General Partnership, Inc., An Illinois Corporation: ZGP's sole shareholder is the Samuel Zell Revocable Trust and its sole director is Samuel Zell.

Samuel Zell: Mr. Zell is Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI"). EGI is a privately owned investment management firm. Mr. Zell is a citizen of the United States of America.

Alphabet Partners, An Illinois General Partnership: Alphabet Partners is composed of three trusts created for the benefit of Mr. Zell and his family. Chai Trust Company, L.L.C., an Illinois limited liability company, is the sole trustee of the three trusts.

ZFT Partnership, An Illinois General Partnership: ZFT Partnership is composed of four trusts created for the benefit of Mr. Zell and his family. Chai Trust Company, L.L.C., an Illinois limited liability company, is the sole trustee of the four trusts.

Halmos Investments-Western, Inc.: HIW's sole shareholder and sole director is Steven J. Halmos. Mr. Halmos is a citizen of the United States of America.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 17, 1999

                                        EGI-TRANSMEDIA INVESTORS, L.L.C.

                                        By: /s/ Donald J. Liebentritt
                                           ----------------------------
                                        Name: Donald J. Liebentritt
                                        Title: Vice President

                                        SAMSTOCK, L.L.C.

                                        By: /s/ Donald J. Liebentritt
                                           ----------------------------
                                        Name: Donald J. Liebentritt
                                        Title: Vice President


                                         HALMOSTOCK LIMITED PARTNERSHIP
                                         by Halmos Investments-Western, Inc.,
                                         its general partner
                                         By: /s/             *
                                           ----------------------------
                                         Name: Steven J. Halmos, President

                                        * By: /s/ Donald J. Liebentritt
                                           ----------------------------
                                                  Donald J. Liebentritt
                                                  Attorney-in-fact

                                  EXHIBIT INDEX

EXHIBIT NUMBER          DESCRIPTION

1                       Stock Purchase and Sale Agreement dated as of
                        November 6, 1997*

2                       Assignment Agreement dated as of March 3, 1998*

3 Amended and Restated Agreement Among Stockholders dated as of March 3, 1998*

4                       Stockholders' Agreement dated as of March 3, 1998*

5                       First Amended Investment Agreement dated as of
                        March 3, 1998*

6                       GAMI Loan Agreement dated as of June 30, 1999**

7                       Standby Purchase Agreement dated as of June 30, 1999**

8                       Second Amended Investment Agreement dated as of
                        June 30, 1999**

9                       Power of Attorney dated February 26, 1998**

*      Previously filed.
**     Filed herewith.